May 15, 2015

Dear Vertex Pharmaceuticals Inc. Shareholders,

The UAW Retiree Medical Benefits Trust is sponsoring Shareholder Proposal No. 2 (Item 7) asking the Board of Directors to assess the risks from Vertex’s specialty drug pricing strategy in light of increasing pressure to contain U.S. pharmaceuticals prices by payors, prescribers, and regulators. The proposal is on the ballot at the Company’s upcoming annual meeting of shareholders on June 4, 2015.

We urge you to VOTE FOR SHAREHOLDER PROPOSAL No. 2 (Item 7).

The pharmaceutical industry represents important investments for our portfolios and important producers of life-altering medicines. We greatly value pharmaceutical companies’ commitment to innovation and patient safety. As long-term investors in Vertex and other pharmaceutical firms, we have a strong interest in the financial sustainability of these companies and the healthcare systems within which they operate.

The proposal is seeking disclosures related to the management of product pricing risks with respect to research and development, costs borne by taxpayers funding government and academic research, competitor products, and patient access.

VERTEX'S DRUG PRICING STRATEGY FOR ITS CYSTIC FIBROSIS PORTFOLIO APPEARS SENSITIVE TO THE ACTIVITIES OF PAYORS, PRESCRIBERS, AND REGULATORS

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Vertex already has faced public payor resistance for Kalydeco domestically and internationally, where some payors have placed restrictions on coverage for Kalydeco due to cost pressures. Arkansas’s Medicaid program felt pressured to place tight restrictions on Kalydeco prescriptions through 2014, citing concerns about drug costs.1 Similarly, public payors in the UK2 and nine out of 10 Canadian provinces3 delayed offering Kalydeco up to 18 months after approval due to cost concerns. Patients in the tenth province, Quebec, must fulfill criteria under an “exceptional patient” measure to receive coverage.4

•	Vertex adjusted its revenue guidance downward for Q3 2014 “due primarily to the delay in the reimbursement of Kalydeco in Australia.”5 Approval took nearly 18 month due to pricing concerns.6

1 Joseph Walker, “Costly Vertex Drug is Denied, and Medicaid Patients Sue,” The Wall Street Journal (July 16, 2014), available at http://www.wsj.com/articles/costly-drug-vertex-is-denied-and-medicaid-patients-sue-1405564205.
2 Surani Fernando, “Vertex’s Kalydeco faces UK price pushback though solid cystic fibrosis data warrants funding settlement,” Financial Times (November 29, 2012), available at http://www.ft.com/cms/s/2/69472e56-3a39-11e2-a00d-00144feabdc0.html#axzz3J4FhdBLO. Also see “Cystic Fibrosis: New drug Kalydeco’s go-ahead for Welsh NHS,” BBC News (May 10, 2013), available at http://www.bbc.com/news/uk-wales-22484992.
3 See “Vertex and provinces reach agreement on Kalydeco,” CBC News (June 16, 2014), available at http://www.cbc.ca/news/canada/toronto/vertex-and-provinces-reach-agreement-on-kalydeco-1.2677732.
4 Ibid.
5 “Vertex Reports Third Quarter 2014 Financial Results,” Vertex Pharmaceuticals Press Release (October 28, 2014), available at http://investors.vrtx.com/releasedetail.cfm?ReleaseID=878724.
6 Lucie Ellis, “Australian Kalydeco decision ‘deferred,’ patients will fight but need a champion,” Scrip Intelligence (August 30, 2013), available at http://www.scripintelligence.com/home/Australian-Kalydeco-decision-deferred-patients-will-fight-but-need-a-champion-346133.

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Physicians and researchers involved in the development of the drug have pushed back against pricing they describe as excessive. A group of 29 pulmonary specialists sent an open letter to Vertex’s CEO in 2012 calling Kalydeco’s price “unconscionable” and accusing Vertex of “leveraging pain and suffering into huge financial gain.”7 The letter pointed out the contributions made by physicians and patients to the development of Kalydeco, including funding from U.S. taxpayers.

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High specialty drug prices have led to pushes for legislative intervention. State legislatures in Oregon, Massachussets, and California have introducted legislation calling for transparency of drug pricing for pharmaceuticals to contend with cost pressures.8 President Obama recently called on Congress to allow Medicare – the largest payor in the U.S. – to negotiate drug prices with pharmaceutical companies.9

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Kalydeco accounted for nearly 80% of Vertex’s total revenue in FY 2014. Vertex is “substantially dependent on revenues from Kalydeco.”10 Pushback by physicians, patients, and payors may impact Kalydeco’s ability to generate future revenue.11

INCREASED TRANSPARENCY OF THE RISKS ATTENDANT TO VERTEX'S DRUG PRICING STRATEGIES WOULD ALLOW INVESTORS TO ANALYZE LONG-TERM BUSINESS RISKS

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Although pharmaceutical companies, including Vertex, disclose potential pricing-related risks to investors, Vertex is neither required nor has chosen to provide investors with the more comprehensive discussion of how it is responding to those risks, the central request of our proposal. Shareholder Proposal No. 2 (Item 7) asks Vertex to go discuss how the management of drug pricing risks those risks influence Vertex’s approach to pricing going forward. The proposal does not ask Vertex to release confidential or proprietary information.

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The risk assessment we’re requesting would help investors understand if and how the board fully considered the long-term risks of a rapidly changing business environment. The assessment also would help investors understand if the board's approach to pricing strategy has shifted in light of the increased scrutiny from payors, prescribers, and regulators who may be pressed due to budgetary pressures to manage prescription drug costs.

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The U.S. Securities and Exchange Commission rejected Vertex’s assertion that it already provides the information requested in the proposal. Vertex’s disclosures merely acknowledge the existence of potential risk factors, such as competition and the ability to gain “market acceptance,”12 that may impact the company’s future revenues. These disclosures are required which our proposal already recognizes.

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The potential patient population for Vertex’s cystic fibrosis portfolio is expected to increase over 600% once Kalydeco combination treatment Orkambi is approved, potentially leading to increased scrutiny of Vertex’s product pricing in the near future. Orkambi, which was recently recommended for approval by the U.S. FDA advisory committee,13 is expected to increase the patient population for Vertex’s cystic fibrosis portfolio from 3,100 patients to 22,000 patients.14

7 Letter to Jeff Leiden, Chairman, President & CEO of Vertex Pharmaceuticals, from David M. Orenstein, co-director of the Palumbo Cystic Fibrosis Center and Chair of the Ethic Committee at Children’s Hospital of Pittsburgh, et al. (July 9, 2012), available at http://www.medpagetoday.com/upload/2013/5/17/CFletter.pdf.
8 Ed Silverman, “Drug Prices Trend Up, and States Want to Know Why,” Wall Street Journal (April 23, 2015), available at http://www.wsj.com/articles/drug-prices-trend-up-and-states-want-to-know-why-1429835184.
9 Robert Pear, “Obama Proposes That Medicare Be Given the Right to Negotiate the Cost of Drugs,” New York Times (April 27, 2015), available at http://www.nytimes.com/2015/04/28/us/obama-proposes-that-medicare-be-given-the-right-to-negotiate-the-cost-of-drugs.html?_r=0.
10 Vertex Pharmaceuticals Inc. Form 10-K for FY ending December 31, 2014 at 25.
11 Vertex 2014 10-K at 26.
12 Ibid.
13 Vertex 2014 10-K at 24. Also see Joseph Walker, “FDA Panel Backs Vertex Cystic-Fibrosis Drug Orkambi,” The Wall Street Journal (May 12, 2015), available at http://www.wsj.com/articles/fda-panel-backs-vertex-cystic-fibrosis-drug-orkambi-1431462559.
14 Vertex 2014 10-K at 2-3.

•	The information on the management of product pricing risks we seek in our proposal would allow shareholders to understand why R&D spending fell in 2014.15

We therefore urge you to VOTE FOR SHAREHOLDER PROPOSAL No. 2 (Item 7).

For additional information, please call (734) 929-5789.

Sincerely,

Meredith Miller
Chief Corporate Governance Officer
UAW Retiree Medical Benefits Trust

THIS IS NOT A PROXY SOLICITATION AND NO PROXY CARDS WILL BE ACCEPTED
Please execute and return your proxy card according to Vertex Pharmaceuticals Inc.'s instructions.

15 Vertex 2014 10-K at 24.